Mail Stop 3561

January 15, 2010

Randall Holmes
Chief Executive Officer
The Ridgewood Power Growth Fund
1314 King Street
Wilmington, Delaware 19801

> **Re: The Ridgewood Power Growth Fund**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 21, 2009**
> **File No. 000-25935**

Dear Mr. Holmes:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose the telephone number of your principal executive offices. Refer to Item 14(b)(2) of Schedule 14A.

Summary Term Sheet, page S-1

2. We note that your summary contains repetitive disclosure. For example, you describe the various mechanics of and consideration to be paid in connection with the proposed transaction on pages S-1, S-2, S-3, S-4, S-6 and S-7. Please revise

the summary to highlight each item of key information one time. In addition,
your summary is too long. The summary should not contain, and is not required
to contain, all of the detailed information in the prospectus, but should provide a
brief overview of the most material aspects of the proposed transaction. Please
revise to reduce the excess detail of many of your subsections, such as
"Background and Reasons for the Sale," "Liquidation and Dissolution of the
Trusts" and "Federal Income Tax Consequences." Finally, for each subsection of
the summary, please include a cross-reference to the more detailed discussion
contained in the document. Refer to Item 1001 of Regulation M-A.

Solicitation of Consents of Shareholders, page S-3

3. We note your conclusion that the proposed transaction "does not constitute a
    'going private' transaction pursuant to Rule 13e-3" because, although "the Sale
    constitutes an 'Affiliate Transaction' under each Trust's Amended Declaration of
    Trust, it does not constitute a transaction with an 'affiliate' as defined in
    Rule 13e-3 of the Securities Exchange Act of 1934, as amended. . . as neither
    Mr. Girges, his wife nor Orouba is an 'affiliate' of any Voting Trust as defined in
    such rule." Please provide us with your analysis under Rule 13e-3 as to why none
    of these parties are affiliates and why the transaction should not be subject to Rule
    13e-3. Please also explain why the transaction constitutes an Affiliate
    Transaction under the Declaration of Trust.

Background of and Reasons for Sale, page S-5

4. We note your indication on page S-6 and elsewhere in your proxy statement that
    the transaction is not conditioned upon the approval of GAFI. Please clarify
    whether GAFI approval is still required, even though it's not a condition
    precedent. If approval is required, explain what would happen if approval is later
    sought and not obtained. In this regard, we note your disclosure that Egyptian law
    requires approval from GAFI before ownership interests in any such entity can be
    sold to a third party.

Solicitation of Consents of Shareholders, page 11

Consents Required, page 11

5. We note your statement that "the Sale constitutes a sale of all, or substantially all,
    of the assets of each Voting Trust under the Amended Declaration of Trust for
    each Voting Trust." Please expand your disclosure to support your contention
    that the sale of the Ridgewood Egypt business constitutes a sale of substantially
    all of the assets of both Growth Fund and Egypt Fund under their respective
    Declaration of Trusts.

The Sale, page 16

Fairness of the Sale, page 24

6. We note your indication that the Managing Shareholder did not engage an investment banker to render a "fairness opinion" in connection with the Sale. Please revise to explain why. Please also revise to identify the "various advisors" who were consulted by your Managing Shareholder in the course of assessing the fairness of the transaction.

7. We note the factors you list on page 25 and, in particular, your indication that the amount of the consideration to be received by the Seller in the Sale was a factor considered. Please elaborate upon what consideration was given to the fact that the terms of the sale provide for substantially less consideration than the transaction that was previously recommended, but terminated on November 19, 2008. In doing so, please acknowledge that the distribution of net proceeds of the sale will be substantially less and explain how, in light of this, you otherwise determined the transaction to be fair.

Financial Analysis of the Consideration by the Managing Shareholder, page 26

8. Explain why such high, 40% - 50%, pre-tax discount rates were utilized, with a view to explaining why the Managing Shareholder believes a range of equity spread of 20% to 30% is appropriate.

The Sale and Purchase Agreements and the Additional Agreements, page 38

9. We note your statement that the "Sale agreements, and the description of those agreements, are not intended to provide any other factual information about the parties thereto, the Trusts, or their respective subsidiaries or affiliates." Please revise to remove any potential implication that the referenced sale and purchase agreements do not constitute public disclosure under the federal securities laws. In this regard, your reference to "other factual information" is unclear.

10. We note your statements regarding the representations and warranties contained in the sale and purchase agreements. Please revise the statement that the representations and warranties "are not categorical statements of fact" to indicate that they *were not intended to be treated* as categorical statements of fact. In addition, please delete the statement that the representations and warranties "are subject to more recent developments."

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Lilyanna Peyser, Attorney Adviser, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Katherine DeLuca, McGuireWoods LLP
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